RECEIVED

2008 MAY 30 A 11:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NESTLÉ S.A.

08002916

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

SUPPL

May 21, 2008

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company"):

- Disclosure of the registration criteria in the case of registered shares with transferability restrictions and voting rights restrictions.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact Ms. Michèle Burger, General Counsel Corporate, (phone: +41 21 924 27 19; e-mail: Michele.Burger@nestle.com) should you have any questions.

PROCESSED
JUN 02 2008
THOMSON REUTERS

Yours sincerely,

Nestlé S.A.

David P. Frick
Senior Vice President

Enclosure

Nestlé AG

Disclosure of the <u>registration criteria</u> in the case of registered shares with transferability restrictions and voting rights restrictions

Ref.	Registration criteria	Commentary
1.	**Percentual limitation on acquisition**	
1.1	*Is there a percentual clause?* **Answer:** ● yes ☐ no ☐ no statement	Pursuant to Art. 685d para. 1 of the Code of Obligations, a percentual restriction on the acquisition of registered shares must be embedded in the articles of association. Other grounds for restriction are no longer possible under the new company law apart from the foreigners clause as set out in article 4 of the final provisions of the federal law on the revision of company law dated October 4, 1991 (here in after 'final provisions'). This means that the first question to arise is whether the articles of association include at all a limitation on the acquisition of registered shares. If not, most of the following explanations are not applicable with the exception of para. 3 on voting rights limitations.
1.2	*If yes, how high is the percentual threshold?* **Answer:** ● 5 % ☐ not applicable/no statement	
1.3	*Are all or only some classes of security a determinant calculation basis?* **Answer:** ● All classes of security ☐ Only the registered shares ☐ no statement	It must in each individual case be clearly defined whether the determining calculation basis is only the registered shares or the total number of all shares and/or all voting rights. This is important in particular in cases where there are several categories of shares.
1.4	*If all classes of security are determinant, is the total number of outstanding shares or voting rights or capital the basis for the calculation of the percentual threshold?* **Answer:** ☐ Shares and/or voting rights ● Capital ☐ no statement	If all categories of securities are relevant for the determination of the calculation basis, then the question arises in companies with voting right shares whether the voting rights or the share in the entire capital serve as the determinant calculation basis.
1.5	*Is the entry in the trade register determinant for the calculation?* **Answer:** ● yes ☐ no ☐ no statement *If not:* *which (more up to date) reference value is taken for calculating the concrete number of registered shares?*	In addition, the reference value for determining the number of registered shares which may be acquired at the maximum, must be specified. The law is silent on this question. In practice, in most cases the total number of registered shares as entered in the trade register is relevant for this purpose. Where new shares are issued from conditional capital they must, pursuant to Art. 653h of the Code of Obligations, be registered once a year in the trade register (three months after the conclusion of the annual report, at the latest). Such registrations automatically lead to an adjustment of the maximum number of securities which may be acquired within a given percentage threshold. Accordingly, it must be clearly shown whether the entry in the company register or another reference value is determinant in order to ensure that the valid number of shares can be calculated in any given situation.

Ref.	Registration criteria	Commentary
1.6	*Is there a group or association clause?* **Answer:** ● yes ☐ no ☐ no statement	In many articles of association there are also so called 'group' or 'association clauses'. Publication of the full text of these clauses on the electronic media would be disproportionate, since only a few investors are likely to be affected by such provisions and these will normally be acquainted with the articles of association of the company. Consequently, the information suffices as to whether such a clause exists or not.
1.7	*Is there a possibility of granting exemptions from the registration restrictions?* **Answer:** ● yes ☐ no ☐ no statement	Some articles of association provide for the possibility of granting exemptions to registration restrictions. Frequently exemptions are possible, due to the fact that the relevant provision includes the word 'may' (e.g. 'the board may refuse to register...'). Here too the information suffices as to whether such a clause exists or not.
1.8	*Are there special exemption provisions for special investors such as mutual funds, institutional investors, etc.?* *(Please enclose detailed provisions if relevant)* **Answer:** ☐ yes ● no ☐ no statement	If there are special provisions for certain investors, e.g. mutual funds or institutional investors, this should be mentioned. Any detailed provisions should be annexed to the notification form.

Ref.	Registration criteria	Commentary
2.	**Restriction of acquisition by foreigners**	
2.1	*Is there a foreigners clause?* **Answer:** ☐ yes ● no ☐ no statement	With listed registered shares, in addition to the previously discussed percentage clause, certain restrictions on acquisition by foreigners are permitted under the law (foreigners clause). However, under Art. 4 of the final provisions this is only admissible in so far as and as long as the recognition of a foreigner as shareholder could prevent the company from providing evidence, as required by some federal laws, on the composition of the circle of shareholders. Consequently, the question arises whether there exists in the articles of association a foreigners clause - if not the following explanations are not relevant. The purpose must be that the company makes it clearly understood whether foreigners - and if yes in which conditions and to how great an extent - may be registered in the share register as fully recognized shareholders.
2.2	*Definition of foreigner:* *Are individuals considered as foreigners* *- if they are Swiss citizens with domicile abroad?* **Answer:** ☐ yes ☐ no ☐ not applicable/no statement *- if they are foreign nationals with domicile in Switzerland?*	The questions on the meaning of the word 'foreigner' in the articles of association have as their purpose to enable investors to assess the registration practice of the company in question.

Ref.	Registration criteria	Commentary
	Answer: ☐ yes ☐ no ☐ not applicable/no statement *Are corporate bodies considered as foreigners - if they are dominated by Swiss nationals and domiciled abroad?* **Answer:** ☐ yes ☐ no ☐ not applicable/no statement *- if they are domiciled in Switzerland and dominated by foreigners or from abroad?* **Answer:** ☐ yes ☐ no ☐ not applicable/no statement	
2.3	*Is the foreigners clause generally valid or is there a quota?* **Answer:** ☐ General ☐ With quota ☐ not applicable/no statement	Pursuant to the dominant interpretation a purely abstract possibility that a declaration with respect to the composition of the company's circle of shareholders, as required by law, may be jeopardized is not a sufficient ground to exclude foreigners from registration as fully recognized shareholders. This means that the vast majority of articles of association do not provide for the general exclusion of foreigners. Rightly, a foreigners clause should relate to a specific determined quota laid down by the board of directors or included in the articles of association. The amount of such a percentual restriction of the foreigners' quota is a relevant piece of information for stock market trading and market participants.
2.3.1	*Percentage threshold in the event of a quota* **Answer:** % of the capital and/or % of the shares ☐ not applicable/no statement	If such a foreigners' quota exists, information about its present situation is important. This information should be given periodically, e.g. annually in the annual report. Ad hoc reports are appropriate where the amount of the quota is almost reached, e.g. where only 2% remain open.
2.3.2	*Is the quota at present exhausted?* **Answer:** ☐ yes ☐ no ☐ not applicable/no statement	If the foreigners' quota is exhausted it should be mentioned in the report thereon whether a waiting list exists or not. The situation of a waiting list is given where new foreign acquirers are, once the total number of foreign registered shareholders sinks below the specific quota threshold, registered according to the principle first in first served.

Ref.	Registration criteria	Commentary
3.	**Nominee registrations**	
3.1	*Are fiduciary registrations admitted - with voting rights?*	In the articles of association and in the registration forms it is some times stated that in principle fiduciary registration

Answer:

- ● yes
- ☐ no
- ☐ no statement

is not possible. This raises the question of whether fiduciary registration is acceptable or not, and it must also be stated if, in the case of shares held by a fiduciary, registrations as shareholders without voting rights are possible.

- without voting rights?

Answer:

- ● yes
- ☐ no
- ☐ no statement

3.2 *Is the SEGA nominee model applied?*

If the SEGA nominee solution is recognised, this must be disclosed.

Answer:

- ☐ yes
- ● no
- ☐ no statement

3.3 *Are individual nominee models applied?*

In some cases, listed companies have agreed individual and variously structured nominee models with banks and clearing organisations. It must be disclosed whether such individual solutions exist or not.

Answer:

- ● yes
- ☐ no
- ☐ no statement

END